Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 25, 2022

Mr. Matt Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 297 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 297”)

Dear Mr. Williams:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, October 12, 2022, with respect to Amendment No. 297. Amendment No. 297 was filed on August 24, 2022 and included disclosure with respect to the SPDR Bloomberg SASB Corporate Bond ESG Select ETF, SPDR S&P 500 ESG ETF, and SPDR S&P SmallCap 600 ESG ETF (collectively, the “Funds”), each a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 297.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 297. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 297.

General

1.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses. Once correspondence has filed, please also email a blackline of the prospectus and SAI reflecting changes from the initial filing.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter and provide blacklines in advance of the effective date of the registration statement to provide the Staff time to review the responses.

Prospectus

2.

Comment: Please include each Fund’s Names Rule policy in the principal investment strategy instead of a policy to invest at least 80% of its net assets in the Index. The Staff also believes that the term “ESG” triggers Rule 35d-1 and should therefore be part of a Fund’s Names Rule policy.

Response: The Registrant notes that the “Principal Strategies” discussion within the “Additional Strategies Information” section in Item 9 includes the following disclosure:

The SPDR Bloomberg SASB Corporate Bond ESG Select ETF and SPDR S&P SmallCap 600 ESG ETF, as described in the SAI, have adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by their respective names, measured at the time of investment. The SPDR Bloomberg SASB Corporate Bond ESG Select ETF and SPDR S&P SmallCap 600 ESG ETF will provide shareholders with at least 60 days’ notice prior to any change in this non-fundamental 80% investment policy.

The Registrant believes the current disclosure is appropriate. In addition to the non-fundamental Rule 35d-1 policy in the SAI and the disclosure noted above in the “Additional Strategies Information” section, each Fund also has a policy disclosed in “The Fund’s Principal Investment Strategy” section to invest at least 80% of its assets in securities comprising the Index. “The Fund’s Principal Investment Strategy” section for (i) the SPDR Bloomberg SASB Corporate Bond ESG Select ETF notes that the Index is designed to measure the performance of investment grade corporate bonds issued by companies that exhibit certain ESG characteristics, and (ii) the SPDR S&P SmallCap 600 ESG ETF notes that the Index is designed to measure the performance of securities included in an index that measures the performance of the small-capitalization segment of the U.S. equity market that meet certain criteria related to ESG factors. As a result, the Registrant believes the current disclosure in its totality is clear that the SPDR Bloomberg SASB Corporate Bond ESG Select ETF and SPDR S&P SmallCap 600 ESG ETF will invest at least 80% of their respective net assets in securities suggested by their respective names.

In addition, the Registrant does not believe the term “ESG” implicates Rule 35d-1(a)(2). Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. The Registrant respectfully submits that the term “ESG” (a widely used acronym for “environmental, social and governance”) does not suggest investment in any type of investment or industry, but rather connotes the Fund’s investment strategy. The Registrant notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. The Registrant believes the term ESG is more akin to descriptors like “growth” or “value,” which, as the SEC recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments,”

and to which Rule 35d-1 does not apply. Although the Funds have not included a Names Rule policy related to “ESG” in the prospectus and SAI, the Registrant notes that, as stated in each Fund’s principal investment strategy, the Fund, under normal circumstances, invests at least 80% of its net assets in an Index comprised of securities meeting certain ESG characteristics or criteria.

3.	Comment: Please revise the sentence below, included in each Fund’s principal strategy, as noted.

In seeking to track the Index, the Fund’s assets ~~may~~will be concentrated in an industry or group of industries, but only to the extent that the Index concentrates in a particular industry or group of industries.

Response: The Registrant believes the disclosure included in the 485(a) filing is correct and appropriate. In particular, due to the fact that each Fund employs a sampling strategy, there may be instances when a Fund’s Index is concentrated in an industry or group of industries, but the Fund is not.

4.	Comment: For the SPDR Bloomberg SASB Corporate Bond ESG Select ETF, please disclose in the principal investment strategy when the Index is reconstituted.

Response: The principal investment strategy has been revised as follows:

The Index is rebalanced and reconstituted on the last business day of each month.

5.	Comment: For the SPDR Bloomberg SASB Corporate Bond ESG Select ETF, please clarify in the principal investment strategy the index weighting methodology.

Response: The Registrant notes the following sentence included in the Fund’s principal investment strategy explaining how the Index is weighted, and therefore does not believe additional disclosure is necessary:

The final portfolio of securities in the Index is then constructed utilizing an optimizer that deploys a quantitative process to select constituents and their weights to maximize the Index’s overall R-FactorTM score while minimizing active total risk versus the Parent Index.

6.

Comment: The Staff notes that the principal investment strategies for the SPDR S&P 500 ESG ETF and SPDR S&P SmallCap 600 ESG ETF state that the index screens out companies “involved in” various activities and companies that “hold certain ownership stakes in” various companies. Please clarify what is meant by “involved in” and “hold certain ownership stakes in” to permit investors to better understand what companies will be excluded from the Index.

Response: The Registrant has revised the principal investment strategies as requested.

7.

Comment: With respect to the following sentence included in the principal investment strategies for the SPDR S&P 500 ESG ETF and SPDR S&P SmallCap 600 ESG ETF, please consider providing additional detail on the UNGC principles to clarify what types of companies are excluded.

Companies that are classified by Sustainalytics to be non-compliant with the United Nations Global Compact (“UNGC”) principles (“Non-Compliant UNGC Companies”), which is a classification given to companies that do not act in accordance with UNGC principles and their associated standards, conventions, and treaties.

Response: The Registrant has revised the principal investment strategy as follows:

Companies that are classified by Sustainalytics to be non-compliant with the United Nations Global Compact (“UNGC”) principles (“Non-Compliant UNGC Companies”)~~, which is a classification given to companies that do not act in accordance with UNGC principles and their associated standards, conventions, and treaties~~. Non-Compliant UNGC Companies are (i) companies found to have been responsible for egregious and severe violations of commonly accepted international norms related to human rights, labor rights, the environment and business ethics, or (ii) companies deemed to facilitate third parties in human rights violations due to their involvement in certain weapons with disproportional and/or non-discriminatory impact on citizens and society;

8.	Comment: For the SPDR S&P 500 ESG ETF and SPDR S&P SmallCap 600 ESG ETF, please consider adding a parenthetical to define SAM when it is first used in the principal investment strategy.

Response: The Registrant notes that “SAM” refers to an ESG scoring business unit of S&P Global Inc. and is not an acronym.

9.

Comment: Please add disclosure to the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussing the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” and “Valuation Risk” discussions.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk”, “Liquidity Risk” and “Valuation Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

10.	Comment: Please confirm year-to-date performance information as of the end of the most recent quarter will be shown in the “Fund Performance” section.

Response: The Registrant confirms year-to-date performance as of the end of the most recent quarter will be included in the Prospectus.

11.	Comment: Please disclose each Fund’s Names Rule (as stated in the SAI) and concentration policies in the “Additional Strategies Information” section.

Response: With respect to the Names Rule policies, please see Registrant’s response to Comment 2 above. The Registrant believes the current disclosure in its totality is clear that the SPDR Bloomberg SASB Corporate Bond ESG Select ETF will invest at least 80% of its net assets in corporate bonds and the SPDR S&P SmallCap 600 ESG ETF will invest at least 80% of its net assets in securities of small-capitalization companies.

With respect to concentration, the Registrant notes each Fund’s concentration policy is disclosed in the current Item 4 principal strategy. The Registrant further notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9.

12.

Comment: With respect to the following disclosure included in the “Lending of Securities” discussion in the “Non-Principal Strategies” section, please confirm that asset-backed securities and mortgage-related securities are highly liquid assets.

To the extent a Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds.

Response: The Registrant confirms that the asset-backed and mortgage-related securities referenced in the above disclosure are currently expected to be highly liquid.

13.

Comment: The Staff notes that “Counterparty Risk” has been deleted as a principal risk from Item 4 but remains a principal risk in Item 9. Please confirm the risks included in Item 4 are reconciled with principal risks included in Item 9 for all Funds.

Response: The Registrant believes the current disclosure is appropriate. The Registrant notes that certain risks included in Item 9 but not in Item 4 are intended to supplement and enhance Item 4 risk disclosure. For example, the “Counterparty Risk”, “Leveraging Risk”, “Liquidity Risk” and “Derivatives Risk” discussions included in Item 9 are intended to supplement and enhance the “Futures Contracts Risk” and “Swaps Risk” discussions in Item 4.

14.

Comment: The Staff notes the following sentence included in the “Leveraging Risk” discussion. Please revise this and any other disclosure, as necessary, in light of the recent Rule 18f-4 compliance date.

The use of leverage may cause a Fund to liquidate positions when it may not be advantageous to do so to satisfy repayment, interest payment, or margin obligations or to meet asset segregation or coverage requirements.

Response: The Registrant will update the referenced sentence as noted below in a future filing. In addition, the Registrant will update other disclosure, as necessary, in light of the recent Rule 18f-4 compliance date.

The use of leverage may cause a Fund to liquidate positions when it may not be advantageous to do so to satisfy repayment, interest payment, or margin obligations or to meet asset ~~segregation or~~ coverage requirements.

15.	Comment: The “Additional Tax Information” section includes disclosure about original issue discount (OID) securities. Please confirm whether a Fund intends to invest significantly in OID securities.

Response: The Registrant confirms that each of the SPDR Bloomberg SASB Corporate Bond ESG Select ETF, SPDR S&P 500 ESG ETF, and SPDR S&P SmallCap 600 ESG ETF does not intend to invest significantly in OID securities.

Statement of Additional Information

16.

Comment: Please confirm that the Names Rule policies listed for the SPDR Bloomberg SASB Corporate Bond ESG Select ETF and SPDR S&P SmallCap 600 ESG ETF are included in the prospectus, subject to the Names Rule comment given above.

Response: Please see the Registrant’s responses to Comments 2 and 11 above.

17.	Comment: Please make any necessary revisions to disclosure in light of the recent Rule 18f-4 compliance date.

Response: The Registrant has updated certain SAI disclosure in light of the recent Rule 18f-4 compliance date.

18.

Comment: The Funds should disclose, where appropriate, how they will approach ESG proxy issues relevant to their investment strategy or alternatively explain in correspondence why the Funds believe no such disclosure is required.

Response: As noted in the “Proxy Voting Policies” discussion in the SAI, the responsibility to vote proxies for the Funds has been delegated to the Adviser. The Adviser’s proxy voting policy is attached at the end of the SAI and includes, among other things, the Adviser’s proxy voting and engagement guidelines for environmental and social issues, as well as the Adviser’s proxy voting and engagement philosophy with respect to corporate governance and sustainability issues. Per Instruction 1 to Item 17(f), “a fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.” Because the Adviser’s proxy voting policy is attached to the SAI, the Registrant does not believe further disclosure is required.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.